SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 10 December, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	BP responds to 'mini-tender' offer dated 10 December 2024

Exhibit 1.1

Press Release

December 10, 2024

BP responds to 'mini-tender' offer

BP p.l.c. (BP) announced today that it has received notification that on November 19, 2024 TRC Capital Corporation (TRC) commenced an unsolicited, below-market mini-tender offer to purchase up to 4,000,000 of the American Depositary Shares (ADSs) of BP (equivalent to 24,000,000 Ordinary Shares, or approximately 0.1 per cent of BP's outstanding Ordinary Shares), at a price of $27.95 per ADS.  The TRC offer is being made at a 5.00 per cent discount to the ADS closing price of $29.42 per ADS on November 18, 2024, the last trading day before the offer commenced, and is below yesterday's closing price of $30.09.

In addition to being below-market, the offer by TRC contains other terms which may be disadvantageous to tendering ADS holders.

BP does not endorse TRC's offer, and BP recommends that ADS holders reject the offer and do not tender their ADSs in response to the offer by TRC.

BP is in no way associated with TRC, the mini-tender offer or the offer documents.  The TRC mini-tender offer is not related to BP's own share buyback program to repurchase Ordinary Shares.

TRC has made many similar, unsolicited mini-tender offers for shares of other companies. Mini-tender offers seek to acquire less than 5 per cent of a company's shares, thereby avoiding many disclosure and procedural requirements of the U.S. Securities and Exchange Commission (SEC). As a result, mini-tender offers do not provide investors with the same level of protection as provided by larger tender offers under United States securities laws. The SEC has issued tips for investors regarding mini-tender offers on its website at www.sec.gov/investor/pubs/minitend.htm and https://www.sec.gov/fast-answers/ answersminitenhtm.html. The SEC has cautioned investors about mini-tender offers, noting that "[s]ome bidders make mini-tender offers at below market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price." The Canadian Securities Administrators have also expressed concerns with mini-tender offers in an investor alert ("Mini-Tender Offers - Watch Out For Mini-Tender Offers at Below-Market Price!") accessible at http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

BP urges ADS holders to obtain current market quotations for their ADSs, to consult with their broker or investment advisor, review the conditions of the offer and to exercise caution with respect to the TRC offer.  BP recommends that ADS holders who have not responded to TRC's offer take no action. According to TRC's offer documents, ADS holders who have already tendered may withdraw their tendered ADSs at any time prior to 11:59 pm New York City time, on Wednesday, December 18, 2024 by providing the written notice described in the documentation.

BP encourages brokers and dealers, as well as other market participants, to review the SEC's recommendations to broker-dealers in these circumstances, which can be found on the SEC website at https://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

BP requests that a copy of this news release be included with all distributions of materials relating to TRC's mini-tender offer relating to BP ADSs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 10 December 2024
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary